UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Kite Realty Group Trust

(Name of Issuer)

Common Shares, $0.01 par value per share

(Title of Class of Securities)

49803T102

(CUSIP Number)

John A. Kite
Chief Executive Officer and President
Kite Realty Group Trust
30 S. Meridian Street
Suite 1100
Indianapolis, IN 46204
(317) 577-5600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 7, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 49803T102		Page 2 of 4 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alvin E. Kite, Jr.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions) BK

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,592,924

	8	SHARED VOTING POWER 861,845

	9	SOLE DISPOSITIVE POWER 3,592,924

	10	SHARED DISPOSITIVE POWER 861,845

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,454,769

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.68%

14		TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No. 1 amends and supplements the Schedule 13D (the “Original Schedule 13D”) filed on June 24, 2005 by Alvin E. Kite, Jr. (the “Reporting Person”) relating to the common shares, par value $0.01 per share (the “Shares”), of Kite Realty Group Trust, a Maryland real estate investment trust (the “Issuer”). Unless otherwise defined, capitalized terms used in this Amendment No. 1 shall have the meaning ascribed to them in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented as follows:

On June 7, 2007, JA Acquisition, LLC, a newly formed Indiana limited liability company (“JA Acquisition”) owned and controlled by the Reporting Person and his son, John A. Kite (“John Kite”), purchased 800,000 units of limited partnership interest (“Units”) in Kite Realty Group, L.P. (“Kite LP”) from Paul W. Kite, the Reporting Person’s son. Pursuant to the partnership agreement of Kite LP, upon the request of JA Acquisition, the 800,000 Units are redeemable for either cash or an equal number of Shares (at the option of the Issuer). The aggregate purchase price paid for the 800,000 Units was $16,616,000. The funds used to pay the purchase price were derived from bank loans obtained by the Reporting Person and John Kite, which amounts were then contributed to JA Acquisition by the Reporting Person and John Kite. The loan to the Reporting Person is secured by a pledge of 805,891 Units owned by the Reporting Person. John Kite also pledged certain Units on substantially the same terms.

Copies of the documents evidencing the Reporting Person’s loan are attached to this Schedule 13D/A as Exhibits 1 and 2, respectively. Copies of the documents evidencing John Kite’s loan are attached to this Schedule 13D/A as Exhibits 3 and 4, respectively.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented as follows:

(a) As of the date hereof, and after giving effect to the purchase of the 800,000 Units by JA Acquisition, the Reporting Person may be deemed to beneficially own an aggregate of 4,454,769 Shares, which represents approximately 13.68% of the Issuer’s outstanding Shares (based upon 32,571,307 Shares deemed outstanding after issuance of 3,573,564 Shares upon redemption of 3,573,564 Units beneficially owned by the Reporting Person and 85,000 Shares upon the exercise of stock options held by the Reporting Person).  Of the 4,454,769 Shares beneficially owned, the Reporting Person has the right to receive either cash or an equal number of Shares (at the option of the Issuer) upon the redemption (i) by JA Acquisition of the 800,000 Units, (ii) by the Reporting Person of 2,508,218 separate Units owned directly by him, (iii) by the Reporting Person of 192,307 separate Units held by the Alvin E. Kite, Jr. Centre Associates Irrevocable Trust, an irrevocable trust for the benefit of the Reporting Person’s son, and (iv) by the Reporting Person of 73,039 separate Units held by the Alvin E. Kite, Jr. 2004-8 REIT Grantor Retained Annuity Trust. The Reporting Person also has the right to acquire 85,000 Shares pursuant to stock options granted to the Reporting Person in connection with his employment by the Issuer. The Reporting Person also shares beneficial ownership of 61,845 Shares with the Reporting Person’s spouse. The remaining 734,360 Shares are held directly by the Reporting Person.

(b) As of the date hereof, the Reporting Person has the sole power to vote or direct the voting of, and sole power to dispose or direct the disposition of, 3,592,924 Shares beneficially owned by him and has shared power to vote or direct the voting of, and shared power to dispose or direct the disposition of, 861,845 Shares beneficially owned by him.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

As discussed in Item 3 above, the Reporting Person entered into a loan agreement and a pledge agreement in connection with the acquisition of the 800,000 Units by JA Acquisition. Copies of these documents are attached to this Schedule 13D/A as Exhibits 1 and 2, respectively, and are incorporated by reference herein.

JA Acquisition was formed by the Reporting Person and John Kite for the purpose of purchasing the Units. The Reporting Person and John Kite are the sole members of JA Acquisition, and they each own fifty percent (50%) of the outstanding units of membership interests in JA Acquisition. Pursuant to the Operating Agreement of JA Acquisition (the “LLC Agreement”), each member of JA Acquisition has one vote per unit of membership interest in JA Acquisition on matters which the members may vote. Pursuant to the LLC Agreement, JA Acquisition may only act by or under the authority of its members, acting unanimously as a group, and each member expressly agrees not to bind JA Acquisition absent authority granted pursuant to the terms of the LLC Agreement. In addition, JA Acquisition, under certain circumstances, has a right of first refusal with respect to the transfer of 845,712 Units owned by Paul Kite.

Item 7. Material to be filed as Exhibits

Exhibit 1	Loan Agreement, dated as of June 7, 2007, between Alvin E. Kite, Jr. and the Bank
Exhibit 2	Collateral Pledge Agreement, dated as of June 7, 2007, between Alvin E. Kite, Jr. and the Bank
Exhibit 3	Loan Agreement, dated as of June 7, 2007, between John A. Kite and the Bank *
Exhibit 4	Collateral Pledge Agreement, dated as of June 7, 2007, between John A. Kite and the Bank *
* Incorporated by reference to the Schedule 13D/A filed by John A. Kite on June 15, 2007

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

Dated: June 15, 2007	/s/ Alvin E. Kite, Jr.

Alvin E. Kite, Jr.